

Mail Stop 4631

February 3, 2017

Via E-mail
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

> **Re: Goodyear Tire & Rubber Co**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 9, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed October 28, 2016**
> **Response Dated January 9, 2017**
> **File No. 1-01927**

Dear Ms. Thompson:

We have reviewed your January 9, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015
Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries, page 71

1. We note your responses to comments 1 and 2.
   - Please provide us with a comparison of the implied consideration from SRI with the implied and explicit consideration from you for each component of the dissolution transaction and how the consideration impacted your accounting for each component. As part of your response, please help us understand why you gave GDTNA a $56 million promissory note, considering SRI acquired your 75% ownership interest.
   - Please tell us (a) your carrying value, (b) non-controlling interest, and (c) AOCI of each component as of October 1, 2015.
   - Please tell us how the fair value of each component of the transaction was estimated, including whether SRI participated in the estimation process and/or was in agreement with the estimated fair values.

- Please tell us how the change in fair value of GDTNA, DGT, and the exclusive license from the preparation of the pro formas as of November 2, 2015, did not impact the cash portion you were required to pay as part of the dissolution transaction.
- Please expand your disclosures for the dissolution transaction to provide a discussion of the implied and explicit consideration you gave to SRI and the implied consideration SRI gave to you for the components of the transaction and to provide the fair value information required by ASC 810-10-50-1B.d. and e. and ASC 820-10-50.

Form 10-Q for Fiscal Quarter Ended September 30, 2016
Note 4. Income Taxes, page 10

2. We note your response to comment 4. Considering the significance of the $163 million tax benefit you received due to the US tax election for years 2009, 2010 and 2012, please expand your disclosures to provide investors with a better understanding of the facts and circumstances that led to the decision. Please also expand your critical accounting policy disclosures you provide in MD&A in your Form 10-K that discusses the positive and negative evidence you considered in determining that your foreign tax credits deferred tax asset is realizable prior to expiration. This discussion should include an explanation of the transactions that generate the foreign tax credits and how you generated foreign source income without repatriation of foreign subsidiary earnings along with the risks associated with being able to generate sufficient amount to realize the deferred tax assets.

3. We note your response to comment 5. Please provide us with a more comprehensive explanation of how the change from payables to equity in the Venezuelan subsidiary's statutory financial statements led to the recognition of a valuation allowance. Please also tell us what specifically the deferred tax asset was created for, when you recognized the related deferred tax asset and how you recognized the deferred tax asset in your consolidated financial statements. If the deferred tax asset was recognized at the same time as the valuation allowance, why is there not an offset for the recognition of the deferred tax asset.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and Construction